Writer's Direct Number	Writer's E-mail Address
212.756.2208	david.rosewater@srz.com

April 15, 2013

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:

Stillwater Mining Company (the "Company")
Definitive Additional Soliciting Materials on Schedule 14A

Filed on April 9, 2013 by Clinton Relational Opportunity Master Fund, L.P., Clinton Group, Inc., George E. Hall et al.

File No. 001-13053

Dear Mr. Orlic:

On behalf of Clinton Relational Opportunity Master Fund, L.P. and its affiliates (“Clinton”), Charles R. Engles, Seth E. Gardner, Michael McMullen, Michael McNamara, Patrice E. Merrin, Brian Schweitzer and Gregory P. Taxin (each, a “Filing Person” and collectively, with Clinton, the “Filing Persons”), we are responding to your letter dated April 11, 2013 in connection with the Definitive Additional Soliciting Materials on Schedule 14A filed on April 9, 2013. We have reviewed the comments of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

General

1.	We note your response to our prior comment 1 and reissue the comment. The staff views materials presented to ISS as materials given to security holders, given the role of ISS in the solicitation process. Please confirm that you will file with the Commission on the date of first use any future written communications that may be reasonably viewed as soliciting material, including materials submitted to ISS.

In response to your comment, the Filing Persons confirm that they will file with the Commission on the date of first use any future written communications that may be reasonably viewed as soliciting material, including materials submitted to ISS.

2.	We note your response to prior comment 2 and reissue the comment. Please promptly file the version of the materials submitted to ISS on April 5, 2013.

In response to your comment, the Filing Persons will promptly file the version of the materials submitted to ISS and confirm that they will not alter future written communications before filing them with the Commission.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2208.

Very truly yours,

/s/ David E. Rosewater
David E. Rosewater